MEDASSETS, INC.
100 North Point Center East, Suite 200
Alpharetta, Georgia 30022
September 1, 2011
VIA EDGAR AND FEDERAL EXPRESS
Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	MedAssets, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 8, 2011
Form 8-K
Filed February 24, 2011
File No. 001-33881
Dear Mr. Wilson:
     Please find set forth below the responses of MedAssets, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 18, 2011, to Mr. John A. Bardis, Chief Executive Officer of the Company. The Company acknowledges receipt of the Staff’s comments on the Company’s Registration Statement on Form S-4 filed July 22, 2011 ( File No. 333-175729) in a letter, dated August 18, 2011, to Mr. Jonathan H. Glenn, Esq., Executive Vice President and Chief Legal and Administrative Officer of the Company (the “Form S-4 Comment Letter”). Specifically, the Company acknowledges comment 1 of the Form S-4 Comment Letter, which states that comments relating to the Form 10-K review will need to be resolved prior to the requested effectiveness date of the registration statement on Form S-4. The Company plans to file a Form 8-K (the “Comment Letter Form 8-K”) to address certain comments in the Form S-4 Comment Letter and will also address certain of the below comments, as indicated in this letter.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 1. Business
Intellectual Property, page 15
1.	Comment: You disclose here that you rely on third-party licenses for software that is incorporated into your applications and technology platforms and infrastructure, and your risk factor disclosure on page 20 states that your inability to obtain any such licenses could harm your business, financial condition and results of operation. Please explain to us in your response letter the extent of your reliance on third-party licenses, as it is unclear from the disclosure provided. If your business is materially dependent on any such licenses, expand the disclosure in your business section to discuss more specifically the agreements and their material terms. Please also tell us what consideration you gave to filing these agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Securities and Exchange Commission
September 1, 2011

Response: Although we rely on multiple licenses from various third parties, including Microsoft and Oracle, we believe the risk that these licenses would not continue to be generally available at commercially reasonable terms in the future is remote given their off-the-shelf nature. If a given license were to become unavailable to us (due to commercially unreasonable terms or otherwise), we believe standard operating procedure and practice by these third parties would enable us to effectively transition to other replacement sources without significant long-term impact to our business. In our 2011 Form 10-K filing, we will revise our discussion of these licenses in our business section in order to add sufficient clarity and will revise or remove the risk factor completely, as appropriate.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 42
2.	Comment: You list on page 43 several factors that contributed to the significant decrease in operating income (loss) from fiscal year 2009 to fiscal year 2010. Among the factors you identify is the higher cost of revenue in fiscal 2010 attributable to an increase in customer arrangements whereby the associated revenue is contingent upon meeting financial performance targets. We note also the statement on page F-18 that your deferred revenues that are contingent upon meeting performance targets rose from $686,000 as of the end of fiscal 2009 to $4,841,000 as of the end of fiscal 2010. Please tell us whether you consider the increase in performance-based customer arrangements a trend or uncertainty that is expected to have a material impact on your results of operations. If so, please provide a more robust discussion and analysis of the trend and the underlying business reasons for the increase in such arrangements. Include quantitative information to the extent possible and material. Please refer to Section III.B.4 of SEC Release No. 33-8350.
Response: As part of our reporting process, we review customer arrangements that are contingent upon meeting financial performance targets. In assessing whether a trend or uncertainty that is expected to have a material impact on our results of operations exists in respect of this type of contingent revenue, we consider such things as (i) the number and size of contingent based customer arrangements; (ii) the expected timing of performance achievement; (iii) the likelihood that performance achievement will be obtained; and (iv) other relevant factors. Our period to period results are impacted by the foregoing factors, and although we have experienced an increase in this type of revenue, we do not believe the increase in performance based customer arrangements has been a trend or uncertainty that is expected to have a material impact on our results of operations. Contingent revenue recognized during the fiscal years ending December 31, 2009 and 2010 as a percentage of consolidated net revenue amounted to approximately 1% and 4%, respectively. Contingent revenue that we estimate will be recognized in the fiscal year ending December 31, 2011 as a percentage of estimated consolidated net revenue is approximately 5%. We will continue to assess the significance of these types of arrangements in future reporting periods for potential additional disclosures.

Securities and Exchange Commission
September 1, 2011

Results of Operations
Comparison of the Fiscal Years Ended December 31, 2010 and 2009
Total Operating Expenses, page 54
3.	Comment: Throughout your discussion of the changes in operating expenses, you disclose the percentage of related net revenue excluding the impact from the Broadlane Acquisition. Please explain your computation of these percentages. In this regard, explain your statement that these are the changes in the percentages “period over period.” Considering that the acquisition occurred in 2010, explain why excluding operating expenses of Broadlane appears to impact the 2009 amounts. Tell us whether these amounts are describing the impact on the 2010 percentage or the changes in the percentages from 2009 to 2010 without the impact from the Broadlane Acquisition.
Response: The purpose of this metric is to provide the reader with insight into the comparison of the Company’s expense growth period over period as a percentage of net revenue within certain expense captions on our statement of operations absent the impact of the Broadlane Acquisition. We calculate the metric by excluding both the net revenue and the related expenses associated with acquired entities that are included in our reported financial results during the period. For the fiscal year ended December 31, 2010, we excluded net revenue and related expenses associated with the entities acquired in the Broadlane Acquisition from November 16, 2010 (the “Acquisition Date”) through December 31, 2010 in order to calculate the percentage used in our disclosure. For the fiscal year ended December 31, 2009, we had no acquisitions during the fiscal year and therefore no revenues or expenses were excluded from the 2009 consolidated amounts.
Acquisition and integration-related expenses, page 55
4.	Comment: We note that you expect to continue to incur significant costs in future periods to fully integrate Broadlane, including, but not limited to, the standardization of legacy Broadlane accounting policies to your existing accounting policies and procedures. Please further explain the nature of the differences in your accounting policies and procedures.
Response: We conformed all of Broadlane’s historical accounting policies and procedures to our accounting policies and procedures at the Acquisition Date and therefore, there are no differences in accounting policies and procedures. The intent of our disclosure was to indicate that we expected to incur costs to standardize and migrate certain Broadlane operational accounting systems and transactional data sets into our operational accounting systems.

Securities and Exchange Commission
September 1, 2011

Liquidity and Capital Resources
Discussion of Cash Flow
Operating Activities
Increase of cash flow, page 71
5.	Comment: We note that you have material accounts receivable balances and there was significant fluctuation between 2009 and 2010. Tell us what consideration you gave to including a discussion of the nature and composition of accounts receivable balances, including the related payment terms and an analysis of the changes in the days sales outstanding ratios between the periods. Tell us whether there have been any collectability or billing problems with any major customers or class of customers. Tell us if you have implemented any significant changes in credit terms, (i.e., extended payment terms), collection efforts, credit utilization, and/or delinquency policies.
Response: In formulating our disclosure with respect to the nature of accounts receivable, we considered the following:
•	our trade receivables come primarily from hospital and health care system customers;

•	we have not experienced a significant change in the composition of our accounts receivable other than the purchase accounting adjustment described on page F-24 of our 2010 Form 10-K;

•	we have not made any significant changes to our payment terms with customers; and

•	we have not made any significant changes to our credit policies.
The significant fluctuation in accounts receivable between 2009 and 2010 was attributable to a number of factors but primarily resulted from the Broadlane Acquisition. In our acquisition footnote starting on page F-24 of our 2010 Form 10-K, we discussed the Broadlane purchase accounting adjustment for the gross administrative fee receivable of $34.5 million that is included in our accounts receivable balance at the Acquisition Date. The remaining increase in our accounts receivable balance compared to 2009 was driven by our increase in net revenue and the inclusion of accounts receivable associated with the business acquired in the Broadlane Acquisition.

There have been no material collectability or billing problems with major customers or classes of customers other than the disclosures noted in our critical accounting policies section.

As noted above, there have been no significant changes to credit terms, collection efforts, credit utilization, or delinquency policies.

Securities and Exchange Commission
September 1, 2011

Use of Non-GAAP Financial Measures
Diluted Cash Earnings Per Share, page 80
6.	Comment: You indicate that non-GAAP diluted cash EPS is not a measure of liquidity. Since this represents a performance measure, you should distinguish the title from a liquidity measure. In this regard, the use of “Cash” in the title implies that it could be a liquidity measure or that the measure is comparable to “cash flows provided by operations” subtotal presented in your statements of cash flows. Refer to Question 102.05 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Please revise in future filings.

Response: Cash Earnings per Share, or Cash EPS, a non-GAAP measure, is defined as the Company’s fully-diluted net income per share excluding non-cash acquisition-related intangible amortization, non-cash share-based compensation expense and certain board approved non-recurring items on a tax-adjusted basis. We respectfully submit that the use of “Cash” in the title is not misleading since we include disclosure (as noted by the Staff) explicitly stating that Cash EPS is not a measure of liquidity under GAAP, or otherwise, and is not an alternative to cash flow from continuing operating activities. Moreover, changing the title of this non-GAAP financial measure could create confusion, as Cash EPS growth is the performance measure that is used as the vesting criteria for certain awards of stock-settled stock appreciation rights and restricted stock that are subject to vesting based on the Company’s financial performance under the Company’s Long Term Performance Incentive Plan (the “Plan”) and has been disclosed by us since 2009 for that reason. To avoid such confusion, we propose continuing to use the title “Cash EPS” until the Plan expires at the end of 2012, after which time we would amend the title of this performance measure to no longer include the term “Cash.”

7.	Comment: You indicate in the table reconciling diluted EPS to non-GAAP diluted cash EPS that each of the reconciling items is “pre-tax.” However, footnotes (1) through (5) to this table indicate that the amounts are presented “on a tax-adjusted basis.” Please clarify whether the per share impact is presented before or after taxes.

Response: The table reconciling diluted EPS to non-GAAP diluted cash EPS is presented before taxes with one line-item denoting the tax effect on the pre-tax adjustments. In our 2011 third quarter Form 10-Q filing and future periodic filings, we will clarify the disclosure in footnotes (1) through (5) to indicate that the amounts represent the per share impact on a pre-tax basis.
Item 9A. Controls and Procedures
Changes in Internal Control over Financial Reporting, page 84
8.	Comment: We refer to the sentence in this section that begins, “Other than the acquisition of Broadlane...” It is unclear from your disclosure whether there were any changes in your internal control over financial reporting during the three months ended December 31, 2010, that have materially affected, or are reasonably likely to materially

Securities and Exchange Commission
September 1, 2011

affect, your internal control over financial reporting. Please advise in your response letter. To the extent there have been such changes, provide a thorough discussion in this section detailing such changes and their effects. Notwithstanding management’s exclusion of the acquired business’ internal controls from its annual assessment, you should disclose whether there has been any material change to your internal control over financial reporting due to the acquisition. See Item 308(c). For guidance, refer also to Question 3 of Management’s Report in Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports — Frequently Asked Questions (revised September 24, 2007).

Response: During the three months ended December 31, 2010, there were not any changes in our internal control over financial reporting as a result of the acquisition of Broadlane that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not evaluated the internal controls over financial reporting of Broadlane prior to the acquisition, although, as discussed on page 84, in accordance with our integration efforts, we plan to initiate the process of incorporating Broadlane’s operations into our existing internal control over financial reporting program within the time period provided by applicable rules and regulations of the Commission.
Item 11. Executive Compensation
Compensation Discussion and Analysis (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed May 2, 2011)
Salary, page 19
9.	Comment: You disclose that the April 2010 salary increases for your named executive officers were approved by the compensation, governance and nominating committee “in order to bring these salaries in line with current market pay levels.” It is unclear what is meant by “in line with current market pay levels” in this context, particularly in light of your statement on page 18 that the committee “does not benchmark or target a precise pay level to the collected market data” from compensation surveys and the peer companies identified in the filing.

Please provide sufficient disclosure, in quantitative terms if possible, to explain clearly how the committee determines the amount to pay for NEO salaries and each other material element of NEO compensation. See Item 402(b)(5) of Regulation S-K. If the committee uses compensation data from other companies as a reference point on which its compensation decisions are based, wholly or in part, it appears the company does in fact engage in benchmarking. In that case, for each applicable material element of compensation, please identify the benchmark and disclose where actual payments fell in comparison to the targeted benchmark. For guidance, see our Regulation S-K Compliance and Disclosure Interpretation 118.05.

Response: In determining the appropriate compensation levels for our named executive officers in 2010, our Compensation, Governance and Nominating Committee

Securities and Exchange Commission
September 1, 2011

(the “Committee”) reviewed a market assessment of executive compensation levels prepared by Pearl Meyer & Partners, which included pay data from various other reputable surveys (Watson Wyatt, Mercer Human Resource Consulting, and other similar data providers). The Committee did not use this data to base, justify or provide a framework for compensation decisions and instead used such data to obtain a general understanding of current compensation practices. In accordance with the Commission’s Regulation S-K Compliance and Disclosure Interpretation 118.05, we therefore concluded that the Committee did not engage in benchmarking in determining the compensation for our named executive officers in 2010.

In determining to increase base salaries in February 2010 for our named executive officers, the Committee (or the full Board in the case of Mr. Bardis) used the general understanding of the current market practices it gained from a review of the Pearl Meyer & Partners market assessment and determined that salary increases were necessary to remain competitive and ensure retention of our named executive officers.

Securities and Exchange Commission
September 1, 2011

Financial Statements
Notes to Consolidated Financial Statements
Note 1. Description of Business and Significant Accounting Policies
Revenue Recognition
Other Service Fees
Subscription and Implementation Fees, page F-12
10.	Comment: You indicate that you follow software revenue recognition guidance for your SaaS-based solutions. Since your customers cannot take physical possession of the software applications, tell us how you considered the scope guidance in ASC 985-605-55-123. Consider clarifying your disclosure.

Response: For our SaaS-based solutions, we follow the guidance prescribed in ASC 985-605-55-123 for arrangements that include the right to use software stored on another entity’s hardware. In the Comment Letter Form 8-K and future periodic filings, we will clarify the disclosures with respect to the revenue recognition guidance relating to our subscription and implementation fees for our SaaS-based solutions.

Securities and Exchange Commission
September 1, 2011

Note 13. Segment Information, page F-46
11.	Comment: Tell us what consideration you gave to reporting revenue from external customers for each of your products and services or each group of similar products and services in accordance with ASC 280-10-50-40.

Response: In accordance with ASC 280-10-50-40, we consider the makeup of our revenue base and the services that are provided by each reporting segment. The Company operates in two reportable segments — Spend and Clinical Resource Management (“SCM”) and Revenue Cycle Management (“RCM”). Our SCM segment generates revenues from external customers primarily from administrative fees from group purchasing services, consulting and other services, and technology (primarily SaaS-based products). Our RCM segment generates revenues primarily from technology (primarily SaaS-based products) and consulting and outsourcing services.

Historically, we have reported revenue from external customers by administrative fees (which represent group purchasing services) and other service fees (which represent technology and other services). We combined our technology and other services because we considered these to relate to similar customers, engagements and related expected customer outcomes (i.e. customers are expecting enhanced revenue capture or reduced supply costs whether our services are delivered through SaaS-based technology or non-SaaS-based services). Additionally, the substantial majority of other service revenues reported in our segment footnote are SaaS-based technology services. We believe combining technology and other services for the foregoing reasons is consistent with ASC 280-10-50-40. We will continue to assess the disclosures of various revenue streams in future reporting periods.
Exhibit 23.1, Consent of KPMG LLP 12.
12.	Comment: Please file a revised consent from KPMG with respect to your registration statements on Form S-8 (file nos. 333-148968 and 333-156505), or tell us why you do not believe such a consent is required.

Response: We will file a revised consent from KPMG with respect to our registration statements on Form S-8 (file nos. 333-148968 and 333-156505) in the Comment Letter Form 8-K.

Securities and Exchange Commission
September 1, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1. Business Description and Basis of Presentation
Use of Estimates, page 7
13.	Comment: We note that as a result of certain studies finalized, your customer relationship period over which implementation and setup fees are recognized as revenue is an average of six years and is greater than the useful life of your internally developed software of generally five years. For external-use software development costs, tell what consideration you gave to the guidance in ASC 985-20-35-1 related to the amortization period.

Response: The net book value of our external-use software development costs amounted to approximately $4.4 million as of June 30, 2011. In consideration of the guidance provided in ASC 985-20-35-1, we amortize our external-use software development costs on a straight-line basis over the estimated useful lives of the related software applications, which is greater than the ratio of current revenues to current and anticipated revenues.

14.	Comment: We note that as a result of certain studies finalized, you changed the customer relationship period over which implementation and setup fees are recognized as revenue and changed the useful life of your internally developed software. Tell what consideration you gave to the impact that these studies had on the useful life of your customer base intangible assets. In this regard, explain how the customer relationship period and the useful life of internally developed software relate to the useful life of your customer base. Refer to ASC 350-30-35-3.

Response: We considered the useful lives assigned to our customer base intangible assets as data points and pertinent factors in our studies relating to the customer relationship period and the useful life of our internally developed software.

Our customer relationship period is the period over which we recognize SaaS-based, non-refundable upfront payments (i.e., SaaS-based product set-up fees) into revenue. In this regard, we consider the estimated customer relationship period to be the period over which a customer will use a SaaS-based product and amortize the product set-up revenue on a straight-line basis. We view the useful life of our internally developed software as the time period that is representative of our software’s SaaS products useful life, which includes our consideration of the technology, obsolescence, competition and other economic factors and amortize the internally developed software on a straight-line basis. We consider the useful life of our customer base intangible assets as the time period over which an acquired customer base will generate revenue.

Our acquired customer base assets have a weighted average amortization period of approximately five years — we utilize an accelerated expense attribution model based upon discounted (present value) expected cash flows.

Securities and Exchange Commission
September 1, 2011

Note 2. Recent Accounting Pronouncements
Revenue Recognition, page 8
15.	Comment: Further explain the basis for your statement that there was no change in your units of accounting or how you allocate arrangement consideration upon your adoption of the accounting standards update for multiple-deliverable arrangements. Address the impact on certain arrangements in which the elements were collapsed into a single unit of accounting when you were unable to establish objective and reliable evidence of fair value for each element, as noted from your disclosure on page F-14 of your Form 10-K for the fiscal year ended December 31, 2010. As part of your response, explain the nature of these types of arrangements and describe each deliverable.

Response: We have, and have historically had, objective and reliable evidence of fair value for each of our service-related deliverables and allocate consideration to those elements as the arrangement consideration becomes fixed and determinable. We then allocate that fixed revenue to each element based on relative fair value and recognize revenue as the lesser of the amount fixed and allocable to the service and amount proportionately delivered. In certain service arrangements that include group purchasing services, consulting services and SaaS-based services, the sole arrangement consideration is comprised of administrative fees received from our manufacturer and distributor vendors. These fees are not fixed and determinable until the reporting is received from the vendor. As such, upon receipt of the reporting, we allocate a portion of the fixed fees to the service elements based on their relative fair value and recognize revenue as described above. We revised our revenue recognition disclosure beginning in our first quarter 2011 Form 10-Q filing upon the adoption of ASU 2009-13 to clarify the accounting treatment of these types of arrangements.
Results of Operations
Consolidated Tables, page 31
16.	Comment: We note that GAAP and non-GAAP operating results of your Revenue Cycle Management segment deteriorated in the three and six months ended June 30, 2011 compared to the prior interim period. We also note from your disclosure on page 28 of your Form 10-Q for the quarterly period ended March 31, 2011 that a large performance fee did not recur in 2011 in your Revenue Cycle Management segment. We further note a significant decline in your stock price during the period. Tell us what consideration you gave to these factors and any other events triggering an impairment review of goodwill and other intangible assets. Refer to ASC 350-20-35-30.

Response: For each reporting period between our annual impairment tests, we consider whether a step one evaluation of each reporting unit’s goodwill (and testing for recoverability of other intangible assets) is necessary based on whether certain events occur or circumstances change that may reduce the fair value of a reporting unit’s goodwill (and other intangible assets) below its carrying amount. We consider the items detailed in ASC 350-20-35-30 as part of our review for determining whether any triggering events were present that would require an impairment test.

Securities and Exchange Commission
September 1, 2011

We experience quarter to quarter fluctuations in the financial performance of our RCM segment as a result of the timing and mix of certain customer arrangements. We reviewed our RCM forecasted results and currently estimate that operating income for the full year will equal or exceed prior years. Moreover, as of June 30, 2011, our market capitalization of $786 million exceeded our net book value of $419 million by approximately 80%. As a result of our evaluation as of June 30, 2011, we do not believe that it is more likely than not that the fair value of a reporting unit is below its carrying amount or that there is any necessary testing for recoverability of other intangible assets. We will continue to monitor and consider these factors noted above in future reviews of our reporting units’ goodwill and other intangible assets.
Form 8-K Filed February 24, 2011
Exhibit 99.1
17.	Comment: Tell us how you determined that your presentation of these non-GAAP financial schedules is appropriate. In this regard, your presentation does not appear to meet the requirements of either Article 11 of Regulation S-X or Item 10(e)(i) of Regulation S-K. Specifically, if the presentation is subject to Article 11 of Regulation S-X, tell us what consideration you gave to including a column of the pro forma adjustments with accompanying explanatory notes. Alternatively, if these schedules are subject to the guidance related to the use of non-GAAP financial measures, tell us what consideration you gave to the Staff’s interpretive guidance that it is not appropriate to present a full non-GAAP income statement. Refer to Question 102.10 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s interpretive guidance, and in future filings, we will refrain from presenting a full non-GAAP income statement in accordance with such guidance.
* * * * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
September 1, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (678) 323-2500.

Very truly yours,

MEDASSETS, INC.

/s/	Jonathan H. Glenn
Name: Jonathan H. Glenn
Title: Executive Vice President and Chief Legal and Administrative Officer

cc:	Via E-Mail Morgan Elwyn, Willkie Farr & Gallagher LLP